Exhibit 12

Corning Incorporated and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In millions, except ratios)

	Fiscal years ended December 31,
	2015	2014	2013	2012	2011

Income from continuing operations before taxes on income	$1,486	$3,568	$2,473	$1,975	$3,231
Adjustments:
Equity in earnings of equity affiliates	(299)	(266)	(547)	(810)	(1,471)
Distributed income of equity affiliates (1)	143	1,704	629	1,089	820
Net income attributable to noncontrolling interests	10	3		(5)	(3)
Fixed charges net of capitalized interest	171	159	148	138	119

Earnings before taxes and fixed charges as adjusted	$1,511	$5,168	$2,703	$2,387	$2,696

Fixed charges:
Interest incurred	$172	$160	$153	$181	$132
Portion of rent expense which represents an appropriate interest factor (2)	31	36	28	27	30
Amortization of debt costs	3	3	2	4	3

Total fixed charges	$206	$199	$183	$212	$165

Preferred stock grossed up to a pre-tax basis	109	136

Combined fixed charges and preferred stock dividends	$315	$335	$183	$212	$165

Ratio of earnings to fixed charges	7.3x	26.0x	14.8x	11.3x	16.3x

Ratio of earnings to combined fixed charges and preferred stock dividends	4.8x	15.4x	14.8x	11.3x	16.3x

(1)
In 2014, includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the acquisition of Samsung Corning Precision Materials.  See Note 8 (Acquisitions) for more details.

(2)	One-third of net rent expense is the portion deemed representative of the interest factor.

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